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                                                                     EXHIBIT 1
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NORSKE SKOG CANADA LIMITED

ANNUAL INFORMATION FORM

MARCH 15, 2003

                                TABLE OF CONTENTS

Incorporation...............................................................3
Corporate Profile...........................................................3
Competitive Strengths ......................................................4
Business Strategy...........................................................5
Lines of Business...........................................................6
Fibre Supply...............................................................12
Competition................................................................12
Properties.................................................................13
Human Resources............................................................13
Environment................................................................13
Research and Development...................................................14
Capital Expenditures ......................................................15
Foreign Operations.........................................................15
Dividends..................................................................15
Stock Exchange Listings....................................................15
Transfer Agent and Registrar...............................................15
Additional Information.....................................................15
Officers...................................................................17
Summary of Financial Information...........................................18


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                      As printed from word file: NO CHARGE
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                           NORSKE SKOG CANADA LIMITED

                             ANNUAL INFORMATION FORM

                 WITH RESPECT TO THE YEAR ENDED DECEMBER 31, 2002

                                GLOSSARY OF TERMS

------------------------------------------------------------------------------

AOX or ADSORBABLE ORGANIC HALIDES - the measurement of total chlorinated organic compounds in pulp mill effluents.

BASIS WEIGHT - the weight of paper per specified area, such as gsm.

CAPACITY - the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

COATED PAPER - Paper which is coated with clay and treated to impart a smooth glossy surface.

CONTAINERBOARD - Any type of single and multi-ply, solid and corrugated boards used to make boxes and other containers for shipping materials, and the type of paperboard used to make them up.

DIOXINS - chlorinated chemical compounds, of which certain members have been identified as carcinogens.

DIRECTORY PAPER - lightweight uncoated groundwood paper suitable for printing bulky telephone and commercial directory books.

EFFLUENT - outflowing waste discharge from a pulp and paper mill.

FURANS - Toxic contaminants associated with the formation of dioxin in the bleaching of pulps with chlorine compounds.

FURNISH - a blend of different types of pulps and additives which are provided to the paper machine for making paper.

GROUNDWOOD SPECIALTY PAPER - coated and uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness, surface characteristics and end uses.

HI-BRITE or HIGH-BRIGHTNESS PAPER - a group of uncoated groundwood papers with brightness levels greater than standard newsprint.

HOG FUEL - wood waste, a by-product from sawmilling and log sorting activities, used in boilers as an energy source.

LIGHTWEIGHT COATED PAPER or LWC PAPER - coated paper having a basis weight generally below 72 gsm and used principally for magazine and mail order catalogues, inserts, flyers, coupons and direct mail. The term is often used interchangeably with coated groundwood paper.

LINERBOARD - a type of kraft paperboard, generally unbleached, used to line or face corrugated core board (on both sides) to form shipping boxes and various types of containers.

NEWSPRINT - A printing paper whose major use is in newspapers. It is made largely from groundwood or mechanical pulp reinforced to varying degrees with chemical pulp.

PARTICULATE EMISSIONS - the discharge of all airborne solid or liquid materials other than uncombined water.

PRINTABILITY - The ease with which paper can be printed to high quality standards with the least amount of spoilage.

PRINTING PAPERS - A general term used to describe those grades of paper used by the printing trades, including job, book, magazine, and newspaper printers.

PULP - The generic term describing the fibres derived from wood. Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning of waste paper. Pulp can be either in a wet or dry state. Types of pulp include:

     BLEACHED PULP - Pulp that has been purified or whitened by chemical treatment to alter colouring matter and has taken on a higher brightness characteristic.


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     CHEMICAL PULP - Obtained by cooking wood in solutions of various chemicals.
     The principal chemical processes are sulphite and sulphate (kraft).

     DEINKED PULP - Obtained by removing inks, clays and coatings, bindings and other additives from waste papers (primarily old newspapers) so that it can be reused as a source of papermaking furnish.

     KRAFT PULP - Chemical pulp produced by an alkaline cooking process using sodium sulphate.

     MARKET PULP - Pulp sold on the open market between companies.

     NORTHERN BLEACHED SOFTWOOD KRAFT (NBSK) PULP - kraft pulp produced from slow-growing coniferous trees indigenous to the forests of Canada, the northern United States and Scandinavian countries. NBSK pulp is noted for its strength and length of fibre.

     REFINER MECHANICAL PULP - pulp made by processing untreated wood chips in mechanical atmospheric refiners.

     THERMOMECHANICAL PULP - Pulp produced from wood chips using heated mechanical processes to break the bonds between the wood fibres.

PULPWOOD - logs which are used for making pulp as opposed to those used for making lumber and panel products.

RUNNABILITY - the ease with which paper can be run through presses with the least amount of breakages.

SOFT CALENDER - a machine which improves the smoothness and gloss of paper by running it through a combination of steel rolls and proprietary synthetic rolls during the on-machine papermaking process.

TOTAL REDUCED SULPHUR or TRS - The four reduced sulphur compounds that contribute to the typical odour emitted by kraft pulp mills.

TWIN-WIRE - refers to a paper machine with forming wires on both sides of the paper surface which provide a more uniform quality of sheet for both printing surfaces. Older machines typically only have a forming wire on the lower surface.

UNCOATED SPECIALTY PAPER - uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness, surface characteristics and end uses.

WOODFREE - paper grades manufactured almost entirely with kraft pulp, and containing less than 10 per cent groundwood or mechanical pulp.

MEASUREMENTS

GSM - grams per square metre.

KG/ADBT - kilograms per air-dried bleached tonne of production.

TONNE - metric ton - 1,000 kilograms or 2,204 pounds (1.1023 tons).


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                             ANNUAL INFORMATION FORM

               (WITH RESPECT TO THE YEAR ENDED December 31, 2002)

                              AS OF MARCH 15, 2003

                                  INCORPORATION

------------------------------------------------------------------------------

We were formed on September 1, 2001 by the amalgamation under the Canada Business Corporations Act of Norske Skog Canada Limited and Pacifica Papers Inc.

Norske Skog Canada Limited's principal predecessor was British Columbia Forest Products Limited, which was a company formed by the amalgamation under the laws of the Province of British Columbia on December 30, 1971 of its predecessor company, incorporated by certificate of incorporation, with memorandum and articles, under the laws of the Province of British Columbia on January 31, 1946, and 24 of its wholly owned subsidiaries. On September 2, 1988, British Columbia Forest Products Limited changed its name to Fletcher Challenge Canada Limited. Prior to July 2000, 50.76% of Fletcher Challenge Canada Limited was owned by Fletcher Challenge Limited of New Zealand ("Fletcher Challenge New Zealand"). In July 2000, Norske Skogindustrier ASA completed a transaction with Fletcher Challenge New Zealand whereby all of the business and assets of Fletcher Challenge New Zealand's paper division worldwide were acquired by Norske Skogindustrier ASA. As part of this transaction, Norske Skogindustrier ASA acquired Fletcher Challenge New Zealand's 50.76% interest. On December 15, 2000, Fletcher Challenge Canada Limited changed its name to Norske Skog Canada Limited.

Pacifica Papers Inc.'s predecessor was Pacifica Papers Limited Partnership. On June 8, 1998 Pacifica Papers Limited Partnership, through its indirect wholly owned subsidiary, Pacifica Papers Acquisition Company Ltd., acquired all the shares of MB Paper Limited from MacMillan Bloedel Limited. On March 12, 1999 the unitholders of Pacifica Papers Limited Partnership approved a reorganization pursuant to which Pacifica Papers Limited Partnership changed is corporate form from a partnership to a corporation. As part of this reorganization, 28,750,000 common shares of Pacifica Papers Inc. were distributed to all the unitholders of Pacifica Paper Limited Partnership in exchange for their partnership units on a one for one basis.

Our principal office is located at 250 Howe Street, 16th Floor, Vancouver, British Columbia, V6C 3R8.

We own all the issued and outstanding shares of the following principal subsidiaries (each of which is established under the laws of British Columbia unless otherwise noted): Elk Falls Pulp and Paper Limited, Norske Skog Canada Finance Limited, Norske Skog Canada (Japan) Ltd. (Japan), Norske Skog Canada Pulp Operations Limited, Norske Skog Canada Pulp Sales Inc., Norske Skog Canada Sales Inc., Norske Skog Canada (USA) Inc. (California), NSCL Holdings Inc. (Delaware), Pacifica Papers Sales Ltd., Pacifica Papers Sales Inc. (Delaware), Pacifica Poplars Ltd., Pacifica Poplars Inc. (Delaware), and Pacifica Papers U.S. Inc. (Delaware). We are, along with our subsidiary Norske Skog Canada Pulp Operations Limited, a partner of the general partnership NorskeCanada.

                                CORPORATE PROFILE

We are the third largest newsprint and uncoated groundwood specialty paper manufacturer based in North America measured by production capacity. We are also the largest producer of coated and uncoated specialty papers and newsprint, and the only producer of lightweight coated paper, on the west coast of North America. We also produce market pulp and containerboard.

Our four integrated pulp and paper operations are located in British Columbia, at Crofton and Elk Falls on the east coast of Vancouver Island, Port Alberni on the west coast of Vancouver Island, and Powell River on the west coast of the British Columbia mainland.


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The capacities by product, in thousands of tonnes, of our pulp and paper facilities as at December 31, 2002 are:

                                      SPECIALTIES
                       ----------------------------------------
                                     OTHER UNCOATED
                       DIRECTORY       GROUNDWOOD                                            CONTAINER-   MARKET
MILL                    PAPER         SPECIALTIES     LWC PAPER    NEWSPRINT    SUB-TOTAL      BOARD      PULP(1)    TOTAL
---------------------------------------------------------------------------------------------------------------------------
Crofton..............      150             -               -          280          430            -         250         680
Elk Falls............        -           145               -          365          510          114         160         784
Port Alberni.........      223             -             209            -          432            -           -         432
Powell River.........        -           232               -          227          459            -           -         459
                           ---           ---             ---          ---        -----          ---         ---       -----
Total................      373           377             209          872        1,831          114         410       2,355
                           ---           ---             ---          ---        -----          ---         ---       -----
                           ---           ---             ---          ---        -----          ---         ---       -----

     (1) Total pulp capacity of 740,000 tonnes is reduced by 330,000 tonnes in order to reflect the pulp that is provided to our paper and containerboard operations.

Our principal business is groundwood printing papers, consisting of groundwood coated and uncoated paper, specialty papers and newsprint. Printing papers comprise approximately 78% of our pulp and paper manufacturing capacity. For the year ended December 31, 2002, groundwood printing papers contributed approximately 81% of our sales revenues.

The principal markets for our products are located in North America and the North Pacific Rim. Some products are also marketed in Europe and other overseas locations.

                              COMPETITIVE STRENGTHS

We believe that we have the following competitive strengths:

o STRONG MARKET POSITION. We are the third largest producer of newsprint and uncoated groundwood specialty papers based in North America measured by production capacity. We are also the largest producer of coated and uncoated specialty papers and newsprint, and the only producer of lightweight coated paper, on the west coast of North America. We have annual production capacity of approximately 2.4 million tonnes of paper, market pulp and containerboard.

o DIVERSIFIED PRODUCT MIX. Since 1993, we have introduced or expanded a number of specialty and differentiated product lines, including lightweight newsprint grades, coated papers, lightweight uncoated specialty papers (primarily directory), sawdust-based pulp and whitetop linerboard. These products are of superior quality and offer enhanced margins over standard commodity grades. Additionally, as a result of the Pacifica acquisition and the sale of our Mackenzie pulp operations, market pulp accounts for only 17% of our manufacturing capacity, significantly reducing our exposure to volatile pulp markets.

o UPGRADED, COST-COMPETITIVE MANUFACTURING FACILITIES. Over the last five years, we have invested approximately $571 million in our manufacturing facilities to shift production towards higher margin papers, reduce unit production costs, increase operating efficiency, improve product quality, increase capacity and meet environmental regulations.

o STRONG SUPPLY CHAIN MANAGEMENT PRACTICES. NorskeCanada introduced new supply chain systems in 2000 to improve its supply chain and order fulfillment processes. These processes range from the purchase of raw materials to the delivery of finished paper products to our customers. These new systems have allowed us to reduce inventory levels, increase inventory turnover and provide faster delivery to customers. We believe our inventory tracking capability is among the best in the industry and enables us to make better use of the barges, rail cars, trucks and containers that we use to ship our products. With better planning and scheduling, we are now able to ship our products to customers using the most cost-efficient mode of transportation on virtually every shipment. We have applied our order fulfillment, distribution and procurement expertise to further lower the supply chain costs at our Powell River and Port Alberni facilities. Following the acquisition of Pacifica Papers Inc. in 2001, we harmonized our order fulfillment systems to better service our customers' requirements.

o LIGHTWEIGHT ALKALINE PAPERMAKING TECHNOLOGY. Over the last few years, NorskeCanada has switched its paper mills to alkaline papermaking, which uses lower-cost precipitated calcium carbonate, or PCC, fillers in the


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

     production process. In addition to being a lower-cost input, the PCC filler leads to increased brightness. Our high performance newsprint and lightweight uncoated specialty papers (primarily directory) are created utilizing alkaline papermaking processes, and we believe these products are well recognized by our customers for their quality and performance. In addition, the use of PCC fillers enhances sheet quality to facilitate the production of papers with a lower basis weight. A lower basis weight gives us an important competitive advantage because a higher volume of lower basis weight paper can be stored on each paper roll, thereby reducing shipping, storage and handling costs and warehouse space required for inventories. The use of lower basis weight paper by our customers also reduces their postage costs. We have implemented the alkaline paper making process at all our facilities.

o SAWDUST PULP EXPERTISE. We are one of the few manufacturers of sawdust-based pulp in the world. The strength, ease of refining and dimensional stability of this product allow our customers to partially substitute this product for hardwood and more expensive softwood pulps, providing cost savings for them. In addition, we realize higher margins for sawdust pulps as a result of low-cost sawdust inputs, a by-product of the sawmilling process. These higher margins allow us to offset earnings volatility during periods of low pulp prices.

o PROVEN AND EXPERIENCED MANAGEMENT TEAM. Our management team is comprised of seasoned industry professionals with experience operating through multiple business cycles in the paper and forest products industry. Our senior executives have an average of over 20 years of industry experience and 15 years with NorskeCanada.

                                BUSINESS STRATEGY

We intend to achieve greater earnings stability and maximize cash flow by strengthening our position as a leading producer of value-added paper and related forest products within western North America. Key principles of our strategy include:

o REDUCING OPERATING COSTS AND IMPROVING EFFICIENCY. We are committed to continuing to reduce operating costs and improve efficiency. As an example, we believe cost reductions are possible through increased machine speed and efficiency, better managing of fibre inputs and reducing energy use and paper waste.

o OPTIMIZING FIBRE MIX TO REDUCE COSTS. We have reduced the weight per square meter of paper produced, which results in lower fibre costs and lower distribution costs for our products. We intend to maximize our supply and use of the lowest cost chip supply available to us through inventory and wood species management. We intend to continue to use low cost PCC filler and to reduce kraft input without reducing the quality of our products, while improving printability and decreasing high-cost fibre inputs by improving our mechanical pulp quality and through paper machine improvements. Within our pulp operations, we plan to maximize usage of low-cost alternative fibre and local residual wood chips, which results in lower transportation costs for our inputs.

o CONTINUING TO FOCUS MARKET/PRODUCT MIX FOR MAXIMUM PROFITABILITY. In addition to improving profitability by reducing basis weights, we also plan to increase profitability within our paper operations by: increasing directory volumes in place of standard newsprint; rationalizing paper grades to improve productivity and decrease downtime resulting from machine changeovers; and developing fewer grades of newsprint to minimize storage and handling costs, trim losses and kraft inputs. Within our pulp operations, we plan to continue our focus on higher value segments by targeting our sawdust-based pulp to higher value added end uses, including tissue, specialty printing and writing, and bleached linerboard.

o EXERCISING DISCIPLINE IN CAPITAL SPENDING. We will continue to maintain a value-based discipline for reinvesting in our business, focusing on modest capital, high payback projects that enhance our product line, improve productivity, reduce energy consumption, maximize the efficient use of fibre supply and reduce costs.

o OPTIMIZING OPERATIONS WITH OUR EXPANDED ASSET BASE. We acquired Pacifica in August, 2001 in order to generate significant synergies without requiring major corresponding capital expenditures. Our initial August 31, 2003 target of capturing $60 million of annualized synergies (which assumes operating at full capacity) was increased to $100 million. By the end of 2002, we exceeded our target, capturing $115 million of annualized synergies. We will continue to review our operations in manufacturing, sales and marketing, supply chain, fibre supply and selling, general and administrative activities to ensure remaining opportunities for efficiencies and streamlining are investigated.


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o    BECOME THE PREFERRED SUPPLIER FOR OUR CUSTOMERS. We are implementing initiatives to improve service levels, distribution and customer relationships. We will seek to differentiate ourselves from our competitors by becoming a trusted source of supply that consistently produces reliable products. Market and product development activities will be focused on customer needs, as will enhancements to service levels for technical support and supply chain management.

                                LINES OF BUSINESS

We have two lines of business: paper, and pulp and containerboard.

PAPER

     PAPER OPERATIONS

We manufacture our groundwood specialty papers and newsprint on 12 paper production lines at our four mill locations at Crofton, Elk Falls, Port Alberni and Powell River, British Columbia.

Our capacity, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

                                                            YEAR ENDED DECEMBER 31
                                 ANNUAL CAPACITY      ------------------------------------
MILL                            DECEMBER 31, 2002     2002 PRODUCTION      2001 PRODUCTION
--------------------------      -----------------     ------------------------------------
Crofton...................                430                 410                   377
Elk Falls.................                510                 437                   443
Port Alberni..............                432                 352                   382
Powell River..............                459                 413                   422
                                        -----               -----                 -----
                                        1,831               1,612                 1,624
                                        -----               -----                 -----
                                        -----               -----                 -----

   CROFTON

Crofton's capacity for the year ending December 31, 2002 is 430,000 tonnes of newsprint and directory paper. On a 48.8 gsm equivalent basis the annual capacity of the Crofton paper operations is approximately 525,000 tonnes.

The Crofton paper mill, which produces newsprint and directory paper, has three paper machines put in operation in 1964, 1968 and 1982. All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces. Pulp furnish for the paper mill comes from a three-line thermomechanical pulp mill and the kraft pulp mill. In addition, approximately 60,000 tonnes of recycled deinked pulp are purchased annually from an outside supplier under a long-term contract. Reduced fibre requirements, made possible by the move to lighter weight paper production at the mill, allowed the closure of a groundwood pulp mill in September, 1999. In 2002, the refiner mechanical pulp mill was also closed.

Crofton's No. 1 paper machine produces up to 118,000 tonnes of newsprint and directory paper. The No. 2 paper machine produces up to 100,000 tonnes annually of lightweight directory paper grades used in telephone and other directories, as well as other lightweight printing papers. The No. 2 paper machine remains capable of producing newsprint grades as market conditions warrant. To further our objective to produce highly runnable directory paper, we completed $16 million in modifications to the No. 2 paper machine in May 1999. These modifications enable the Crofton mill to produce an innovative directory paper at the lowest industry basis weight. This directory paper has improved consistency, runnability and printability. Crofton's directory paper production can be supplemented by excess production capacity available on the No. 1 paper machine.

A $27 million upgrade of Crofton's No. 3 paper machine, completed in January, 1997, increased production capacity by approximately 23,000 tonnes annually, on a 45 gsm equivalent basis, to 212,000 tonnes of newsprint, and has resulted in significant improvements in machine trim, sheet profiles and roll quality. Further improvements totaling $14 million to Crofton's thermomechanical pulp refining and screening systems and to the No. 3 paper machine were completed in August 1999. These improvements have resulted in improved consistency in quality and lower production costs for light basis weight paper manufactured at the Crofton mill. In 2001, the Crofton mill invested $13 million on bark presses to increase hog burning capability and reduce gases.


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     ELK FALLS

Elk Falls' capacity for the year ending December 31, 2002 is 510,000 tonnes of newsprint and high brightness uncoated specialty grades of paper. On a
48.8 gsm equivalent basis, the annual capacity of the Elk Falls paper operations is approximately 530,000 tonnes.

The Elk Falls paper mill, which produces newsprint and soft calendered high brightness specialty papers, has three paper machines put in operation in 1952, 1957 and 1982. All machines were installed with, or converted to, twin-wire sheet formation. Pulp furnish for the newsprint mill is supplied primarily from the mill's seven-line thermomechanical pulp mill and its semi-bleached kraft pulping facilities.

Paper machine No. 1 has a capacity to produce approximately 146,000 tonnes of newsprint. Paper machine No. 2 has the capacity to produce approximately 145,000 tonnes of uncoated groundwood specialty grades. Paper machine No. 5 has the capacity to produce approximately 219,000 tonnes of newsprint.

Elk Falls has continually broadened its range of uncoated groundwood specialty papers to meet the needs of commercial printers. We have met the demand for better quality through equipment upgrades to produce a cleaner, more refined pulp furnish. We have improved smoothness and printability to meet the exacting standards of large commercial printers, and we have developed high brightness offset papers in a variety of basis weights. The No. 2 paper machine has a soft roll calendering system designed to produce up to 145,000 tonnes annually of uncoated groundwood specialty papers. Soft calendered specialty grades, marketed under the electracal and electrasoft labels, are used mainly by the growing commercial print market for advertising flyers and newspaper supplements. We are one of the largest suppliers of soft calendered papers on the west coast of North America.

Elk Falls increased the capacity of its thermomechanical pulp peroxide bleach plant and improved filler systems in fiscal 1996, enabling increased production of higher brightness specialty papers.

To further our runnability strategy for newsprint, $30 million in capital expenditures were completed at Elk Falls in January, 1999. We replaced the headbox on the No. 5 paper machine and improved the thermomechanical pulp process to enable the production of lighter weight newsprint with enhanced runnability. Costs and efficiency are also improved as a result of the upgrade, with an increase in capacity of approximately 9,000 tonnes, on a 45 gsm equivalent basis. In 2001, a new $15 million precipitator was installed to improve air quality. In 2002, we commenced the initial work on an estimated $45 million rebuild of the Elk Falls No. 2 recovery boiler to increase capacity and maintain reliability.

     PORT ALBERNI

Port Alberni's capacity for the year ending December 31, 2002 is 432,000 tonnes of directory paper and lightweight coated paper. Port Alberni's annual directory paper capacity on a 48.8 gsm equivalent basis is approximately 303,000 tonnes.

The Port Alberni paper mill has three paper machines. Two of the paper machines were put in operation in 1957, with the third paper machine put in operation in 1968.

Paper machine No. 3 has the capacity to produce approximately 116,000 tonnes of directory paper, paper machine No. 4 has the capacity to produce approximately 107,000 tonnes of directory paper and paper machine No. 5 has the capacity to produce approximately 209,000 tonnes of lightweight coated paper.

In 1995 paper machine No. 5 underwent a $200 million conversion from newsprint to higher value lightweight coated paper production. Paper machine No. 5 is the only lightweight coated paper machine in western North America. The technology utilized for the conversion of paper machine No. 5 allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runnability, printability and bulk.

Pulp furnish for the paper mill is supplied primarily from the mill's thermomechanical pulp plant and groundwood mill and, at present, from kraft pulp supplied from the Crofton mill. We have installed equipment at the Port Alberni mill to allow the use of recycled fibre in telephone directory paper, and approximately 60,000 tonnes of recycled deinked pulp is purchased annually from an outside supplier under a long-term contract.


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

     POWELL RIVER

Powell River's capacity for the year ending December 31, 2002 is 459,000 tonnes of newsprint and uncoated groundwood specialty paper. Powell River's annual capacity on a 48.8 gsm equivalent basis is approximately 473,000 tonnes.

The Powell River paper mill has three paper machines. The paper machines were put in operation in 1957, 1967 and 1981.

No. 9 paper machine has the capacity to produce 119,000 tonnes of hi-brite, uncoated groundwood specialty papers or newsprint, No. 10 paper machine has a capacity of 158,000 tonnes and produces only high quality, soft calendered, specialty papers, and No. 11 paper machine is Powell River's largest machine with a capacity to produce 182,000 tonnes of newsprint.

Pulp furnish for the paper mill comes primarily from a thermomechanical pulp plant. In November, 2001 we permanently closed the kraft pulp mill, which consumed a high-cost fibre diet which resulted in higher unit costs than our other two pulp mills at Elk Falls and Crofton, both of which have roughly twice the capacity of the Powell River pulp mill. We now supply the pulp requirements of the paper machines at Powell River from our Elk Falls and Crofton facilities.

Significant recent capital expenditures include a $120 million power boiler installed in 1997 to meet more stringent air emission standards, a $13 million precipitator installed in 2000 and an $8 million project to reduce miscellaneous TRS emissions completed in June, 2001.

The Powell River mill has the capability to use recycled deinked pulp on a limited scale. Recycled deinked pulp is purchased from an outside supplier under a long-term contract.

We hold a 50.1% economic interest in Powell River Energy Inc., or Powell River Energy, which owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 82 megawatts. Pursuant to a power purchase agreement between us and Powell River Energy, Powell River Energy will provide the power generated by its facilities to us at a fixed rate approximating current British Columbia Hydro and Power Authority rates for a period of 10 years. Powell River Energy's hydroelectric facilities will continue to supply approximately 40% to 45% of the annual power needs of the Powell River mill.

     PAPER MARKETING

We believe our groundwood coated and uncoated specialty papers and newsprint are regarded by publishers and commercial printers as high quality products with excellent runnability and printability on printing presses.

The principal customers for our groundwood specialty papers and newsprint are commercial printers, telephone directory publishers and newspaper publishers, located primarily in western and central North America and the North Pacific Rim. Groundwood specialty and newsprint customers are served primarily by our sales and marketing personnel in North America and Japan and distributors and agents in other geographic markets.

The following table sets out our paper sales revenue by country or geographic region:

                                                   UNITED                      OTHER
                                        CANADA     STATES     PACIFIC RIM     OFFSHORE     TOTAL ($ MILLIONS)
                                        ------     ------     -----------     --------     ------------------
Year ended December 31, 2000.......       12%        67%          15%            6%             1,585
Year ended December 31, 2001.......       12%        65%          13%           10%             1,572
Year ended December 31, 2002.......       14%        68%          13%            5%             1,193

Historically, approximately two-thirds of our paper sales revenue has been derived from the United States. The United States is the world's largest consumer of newsprint, with consumption of approximately 10 million tonnes in 2002, representing about 28% of total world consumption.

For the years ended December 31, 2002 and 2001, paper accounted for 81% of our consolidated net sales revenue. No single customer accounts for more than 10% of our consolidated net sales revenue nor is a material part of our business dependent on a small group of customers. Groundwood specialty paper and newsprint markets are not subject to significant seasonal fluctuations.

The Crofton, Elk Falls and Powell River mills are located on tidewater and have deep-sea vessel loading facilities. Paper is shipped primarily by deep-sea vessel, and for inland destinations by combination of ship, barge, rail and truck. We use the services of independent warehouses in western North America and Europe for distribution to our customers.

We have built effective long-term relationships with our customers for our specialty papers and newsprint, based on a partnership approach to produce the best product for their particular needs. As a result, we expect to remain a preferred supplier to many of those customers.

PULP AND CONTAINERBOARD

     PULP AND CONTAINERBOARD OPERATIONS

We manufacture market pulp on three kraft pulp lines at our Crofton and Elk Falls pulp and paper mills, located in British Columbia on the east coast of Vancouver Island. The Elk Falls pulp and paper mill also manufactures containerboard products.

Our capacity, in thousands of tonnes, as compared to our production for each of the last two years, is as follows:

                                                   ANNUAL CAPACITY                YEAR ENDED DECEMBER 31
                                    MILL        DECEMBER 31, 2002(1)       2002 PRODUCTION      2001 PRODUCTION
                                 ---------      --------------------       ---------------      ---------------
Market pulp.................     Crofton                250                      212                  271
                                 Elk Falls              160                      162                  172
Containerboard..............     Elk Falls              114                      114                  102
                                                        ---                      ---                  ---
Total ......................                            524                      488                  545
                                                        ---                      ---                  ---
                                                        ---                      ---                  ---

(1) Total pulp capacity of 740,000 tonnes is reduced by 330,000 tonnes in order to reflect the pulp that is provided to our paper and containerboard operations.

The Crofton kraft pulp mill is a two-line mill, with the first line starting up in 1957 and the second in 1965. It is equipped with two continuous digesters and eight batch digesters, which provide the flexibility to cook different species of chips independently and to blend them into a wide variety of pulp grades that can be tailored to individual customer needs. Crofton's batch digesters utilize a rapid displacement heating, or RDH, cooking system. The RDH system allows for rapid turnaround in the batch cooking process, as the cooking liquor is rapidly extracted and replaced in the cooking vessel for each batch without a significant loss in temperature. This technology improves the overall quality of Crofton pulps and provides a stronger and more uniform pulp than conventional cooking.

The Crofton kraft pulp mill produces a range of high quality Northern bleached softwood kraft, or NBSK, pulp grades, predominantly for customers that require high strength pulp in applications such as printing and writing papers. A number of specialty pulp grades are also produced at Crofton, including a high fir pulp for the manufacture of ceremonial wrapping paper (washi papers) in Japan. With the permanent closure of the kraft pulp mill at Powell River, we are re-directing some of the market pulp from our kraft pulp mills at Crofton and Elk Falls to supply the pulp requirements of the paper machines at Port Alberni and Powell River.

The Elk Falls kraft pulp mill is equipped with five batch digesters and three continuous digesters with a total annual market pulp capacity of 160,000 tonnes. The mill manufactures a sawdust-based pulp branded "Elk Prime", with a capacity of 160,000 tonnes per year. Substantially all of the mills' long fibre pulp capacity is used internally.

Elk Prime is a fully bleached sawdust-based pulp that is manufactured from a combination of low-cost sawdust, wood shavings and chip screenings. Blending of these residuals produces a pulp with an average fibre length between that of conventional softwood and hardwood pulps, giving Elk Prime the special properties of both wood types including ease of refining, high strength and dimensional stability. Manufacturers of products such as specialty papers, tissue, paper toweling, printing and writing and other paper products can substitute Elk Prime for portions of their conventional NBSK pulp feedstock, realizing cost savings and, in many cases, improved quality. Sawdust-based pulps have an added environmental advantage in that they are made from fibre that would otherwise have been a waste product. Elk Falls uses some sawdust-based pulp in producing its specialty brands of high quality linerboard, sold to customers who manufacture corrugated containers for a wide range of products.

The Elk Falls kraft pulp mill was initially commissioned in 1956, with its sawdust-based pulp production beginning in 1964. The mill has been extensively modernized over recent years to meet or exceed current environmental standards and to improve operating efficiency and costs. In late 1996, we completed a project to increase sawdust-based pulp capacity at a cost of $21 million. This project included a new 325 tonne per day digester to replace a smaller existing system, plus related equipment and machine upgrades. As a result of this project, Elk Prime production capacity was increased by 32,000 tonnes per year with a corresponding reduction in NBSK pulp production.

All of the kraft pulp operations are equipped with chlorine dioxide bleaching systems and secondary effluent treatment facilities and are presently operating in substantial compliance with applicable environmental laws and regulations.

The Elk Falls mill also has a containerboard specialties machine that was originally installed in 1966. The machine produces primarily specialty whitetop linerboard grades for sale to the packaging industry in western North America. Annual production capacity of containerboard is approximately 114,000 tonnes.

Whitetop linerboard is a premium product that combines a layer of unbleached kraft pulp with a layer of bleached kraft pulp. The two layers are not glued together but are formed on the paper machine by uniting bleached and unbleached stock into what is known as a duplex stock. This specialty product is white on the top and brown on the reverse side and is used in packaging, where bright, high quality graphics are important. Elk Falls' competitive advantage in producing this product stems from its ability to produce a lightweight, high-performance sheet. The inclusion of sawdust-based pulp in the furnish also results in a smoother, more consistent surface which performs better in customers' conversion facilities.

Production of whitetop linerboard grades totaled approximately 99,700 tonnes, or 87%, of production from the Elk Falls containerboard machine in the year ended December 31, 2002. The majority of this product is marketed under the brand name "SilverLiner."

The furnish for the containerboard specialties produced at Elk Falls is comprised of long-fibre pulp and alternative fibre sources such as sawdust-based pulp and rejects from the Elk Falls kraft pulp mill as well as clippings received from converting plants and post-consumer waste.

     PULP AND CONTAINERBOARD MARKETING

Our primary pulp customers include manufacturers of coated paper, woodfree printing and writing papers (manufactured almost entirely with kraft pulp, and containing less than 10% groundwood or mechanical pulp), tissue, toweling and sanitary products, and a wide variety of unique and specialized products. Our ability to produce specialty pulps, customized pulp blends at Crofton and sawdust-based pulp at Elk Falls provides marketing advantages, and allows for an increase in market share in target segments that have a long-term need for our products.

Access to high quality softwood species and unique processing capabilities have enabled the development of a range of specialty blended pulps such as a high fir pulp for washi paper in Japan and a high cedar pulp for the medical garment industry in the United States. These pulps are marketed as unique grades and achieve a pricing premium over standard NBSK grades.

Our marketing strategy for pulp is to continue the development of worldwide markets for sawdust-based pulp and to optimize the margins for premium NBSK and specialty pulps. This strategy is designed to provide customers with softwood-based pulps that add value to their papermaking activities and produce higher overall margins.

The following table sets out our market pulp and containerboard sales revenue by country or geographic region:

                                                                                                    TOTAL
                                       CANADA    UNITED STATES   PACIFIC RIM    OTHER OFFSHORE   ($ MILLIONS)
                                       ------    -------------   -----------    --------------   ------------
MARKET PULP
Year ended December 31, 2000......       8%           4%            39%            49%               429
Year ended December 31, 2001......       8%           4%            38%            50%               275
Year ended December 31, 2002......       1%           1%            48%            50%               207

CONTAINERBOARD
Year ended December 31, 2000......      30%          66%             3%             1%                91
Year ended December 31, 2001......      20%          54%            25%             1%                82
Year ended December 31, 2002......      17%          47%            35%             1%                82

Pulp customers are served by sales and marketing staff in Canada and Japan and a network of agents in locations throughout the world.

The Crofton and Elk Falls pulp mills are located on tidewater and have deep-sea vessel loading facilities. Pulp is shipped to offshore locations by deep-sea vessels and to inland North American destinations by a combination of ship, barge, rail, and truck.

Containerboard produced by Elk Falls is sold primarily to corrugated box plants located in western Canada and the western United States. In recent years, the marketing strategy for containerboard has been to increase the sales volume of specialty whitetop linerboard grades which have provided higher prices and greater price stability than unbleached linerboard and corrugated medium grades.

For the year ended December 31, 2002, pulp and containerboard accounted for 19% of our consolidated net sales revenue. This compares with 19% for the year ended December 31, 2001. There is no single customer which accounts for more than 10% of pulp and containerboard consolidated net sales revenue, nor is a material part of our business dependent upon a small group of customers.

                                  FIBRE SUPPLY

Our pulp and paper operations consume wood fibre which is purchased from more than 50 independent mills. Our fibre supply comes primarily from residual wood chips and sawdust from lumber operations located on the coast or in the southern Interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

Sawmill wood chips presently comprise 54% of the fibre supply for our pulp and paper operations. The remainder is comprised of pulp logs (28%), sawdust (14%) and recycled deinked pulp (4%). Five wood chip, log and sawdust suppliers provide 49% of our fibre supply. The supply contracts with these companies were negotiated for indefinite ("evergreen") terms, or when certain of our timber and processing assets were sold.

In addition, through an evergreen contract with a coastal log producer, additional wood chips can be obtained from regional sawmills. This supplier provides an additional 11% of our fibre supply.

Together, all of these long-term, secure supply agreements provide approximately 60% of the fibre supply for our pulp and paper operations.

In December, 2002 one of our fibre suppliers commenced creditor protection proceedings. It is too early to determine the impact of this development on our fibre supply.

The remainder of the fibre requirements for the four pulp and paper operations is sourced from independent suppliers, many under long-term contracts. Fibre is purchased from these suppliers at market prices or at prices determined under market-based formulas.

To enhance our fibre security, we maintain a surplus fibre position. As a result of our fibre position, we make annual sales of approximately 225,000 cubic meters of surplus fibre to regional customers. In addition, we engage in fibre trading activities to ensure optimum allocation of different fibre grades to the appropriate product.

                                   COMPETITION

The markets for our products are highly competitive on a global basis. The pulp and paper industry is essentially a commodity market in which producers compete primarily on the basis of price. In addition, since a majority of our production is directed to export markets, we compete on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Canadian producers generally compete with American, European and Asian producers.

                                   PROPERTIES

Our head office is located in leased premises in Vancouver, British Columbia. The lease covers an aggregate of 40,842 square feet and expires February 15, 2016.

Each of our Crofton, Elk Falls, Powell River and Port Alberni pulp and paper manufacturing facilities are situated on land we own. The Crofton mill is located on a 107 hectare site, the Elk Falls mill is located near the town of Campbell River, British Columbia on a 78 hectare site, the Powell River mill is located on a 94 hectare site and the Port Alberni mill is located on a 44 hectare site. Each of our properties is the subject of a mortgage in favor of our lenders to secure our credit facilities.

                                 HUMAN RESOURCES

We have approximately 3,800 employees.

All of the approximately 2,900 hourly employees at our pulp and paper mills are members of either the Communications, Energy & Paperworkers Union of Canada, or CEP, or the Pulp, Paper and Woodworkers of Canada, or PPWC. Twenty-seven employees in the Port Alberni Mill are represented by the Office and Technical Employees Union, or OTEU.

The current collective agreements with each of CEP and PPWC expire in April, 2003. New collective agreements with these unions have been negotiated and those agreements expire April 30, 2008. The collective agreement with the OTEU expires on April 30, 2006.

                                   ENVIRONMENT

Our operations are subject to a wide range of general and industry-specific environmental laws and regulations including those related to waste management, air emissions, water discharges and remediation of environmental contamination. There has been significant upgrading of our facilities during the last few years to comply with solid and special waste, effluent and air regulations. Environmental performance is monitored regularly by us. We believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.

In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through an environmental management system. This system is registered to the ISO 14001 standard at all of our facilities. The environmental management system utilizes annual internal surveillance audits and bi-annual external compliance audits of our manufacturing facilities. The audit findings are communicated to management and a committee of the board of directors, so that appropriate action plans can be developed to address any deficiencies. Audits were completed during late 2002 and no material problems were uncovered during those reviews.

RECYCLED CONTENT IN GROUNDWOOD PAPER

We are a major supplier of newsprint, directory and other groundwood printing papers to western North America. The most significant of these markets is the western United States, where in three states--California, Arizona and Oregon--newspaper publishers and commercial printers are required by law to use a certain proportion of recycled containing paper. While the other western U.S. states and Canada do not have legislated requirements for recycled containing paper, many printers and publishers are demanding some recycled containing paper as part of their supply mix.

We currently meet this market demand through the use of recycled pulp purchased from Newstech Recycling Inc., located in Coquitlam, British Columbia. This deinked post-consumer recycled pulp is mixed with virgin pulp furnish to produce newsprint and directory paper that meets the legislated requirement.

SOLID WASTE

One of the most significant environmental issues faced by our operations is the disposal of solid waste. Most non-recyclable waste is disposed of at on-site landfills and we will shortly need additional capacity at our Crofton location. If it is unavailable, off-site disposal will be necessary and costs will increase. We will continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for boiler ash and recaust waste.

EFFLUENT

In the early 1990s, the British Columbia provincial government mandated the elimination of AOX in mill effluent by December 31, 2002. In July 2002, this regulation was amended to 0.6 kilograms per tonne of pulp produced effective Dec 31, 2002. All of our facilities are operating below this new limit which is similar to legislation recently enacted in the United States.

The Port Alberni and Powell River mills do not produce kraft pulp or use a brightening process involving chlorine or chlorine derivatives, so they do not produce any AOX or dioxins in their effluent.

AIR EMISSIONS

Over the past five years, substantial environmental capital has been spent at all facilities upgrading air emissions controls and infrastructure. This includes an odour collection and treatment system at Crofton, a new wet precipitator for the Elk Falls power boiler, a fluidized bed boiler conversion at Port Alberni, and a new fluidized bed boiler at Powell River. Our facilities are well positioned to be compliant with future air emissions standards.

In 2002, all of our pulp and paper mills continued to make improvements to their emission levels. At Crofton, improvements were realized on odour and fine particulate emissions controls and monitoring equipment. At Elk Falls, the new power boiler wet precipitator performance was optimized to reduce ambient salt haze. At Port Alberni, particulate emissions were improved from the power boiler as a result of better operational practices. At Powell River, fine particulate emissions from the power boiler were further reduced with improvements in the quality of delivered hog fuel.

Coastal pulp mills that use sea salt laden hog fuel will be subject to federal limits in 2006 for dioxin and furan concentrations in emissions. All of our facilities are in compliance with these requirements which are being reviewed by regulators in 2003. A potential reduction in the planned 2006 federal limit may impact our Port Alberni operation forcing the use of more expensive sea salt free hog fuel.

In 2002, we spent approximately $4.1 million on environmental capital projects. We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties will total approximately $5.7 million in 2003 and $14 million in 2004. While we believe that our estimate for environmental projects for the remainder of 2003 and 2004 is reasonable, there can be no assurance that actual expenditures will not exceed the estimated amounts.

CONTAMINATED SITES

In 2001, we sold our interest in the pulp operations at Mackenzie but retained responsibility for certain decommissioning projects. This residual responsibility for two old landfills and a black liquor storage lagoon was managed diligently through 2002. The landfills and the black liquor storage lagoon were decommissioned to the satisfaction of the local government regulators and with good cooperation between the new owner and ourselves.

Provincial legislation governing contaminated sites came into effect in British Columbia on April 1, 1997. If a particular site exceeds prescribed levels of certain classes of substances, the site is determined to be a "contaminated site" under the legislation. The legislation specifies the circumstances in which a "site profile" must be prepared in respect of any property that has been used for certain industrial or commercial purposes. If a site is determined to be contaminated, remediation will normally be required under government supervision. As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of discovery of unknown conditions, or changes in enforcement policies.

                            RESEARCH AND DEVELOPMENT

We will continue to contribute to industry supported research organizations such as the Pulp and Paper Research Institute of Canada. In addition, research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories.

Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts.

Our research and development expenditures totalled approximately $5 million for the year ended December 31, 2002 and $5 million for the year ended December 31, 2001.

                              CAPITAL EXPENDITURES

Over the past five years our capital expenditures on continuing operations have totalled approximately $571 million. In the year ended December 31, 2002, approximately $82 million was spent on various environmental, and maintenance of business and discretionary projects. The following table summarizes capital expenditures on continuing operations by business segment over the past five years:

                                              YEAR ENDED DECEMBER 31
                          -------------------------------------------------------------
      $ Millions          2002       2001       2000        1999       1998       TOTAL
                          -------------------------------------------------------------
Paper                      59        103         97         100         69         428
Pulp & Containerboard      23         34         55          21         10         143
                          -------------------------------------------------------------
Continuing Operations      82        137        152         121         79         571
                          -------------------------------------------------------------
                          -------------------------------------------------------------

                               FOREIGN OPERATIONS

We have no foreign manufacturing operations.

                                    DIVIDENDS

The Corporation is currently restricted from paying dividends under the terms of its bond indentures while its Consolidated Fixed Charge Ratio is below 2.0:1. No dividends were paid in the year ended December 31, 2002. The following dividends (per share) were paid in the year ended December 31, 2001:

                                                             YEAR ENDED
                                                          DECEMBER 31, 2001
                                                          -----------------
Common Shares                                                   $0.30

                             STOCK EXCHANGE LISTINGS

The Corporation's Common Shares are listed for trading on The Toronto Stock Exchange under the symbol NS.

                          TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company; Vancouver, Toronto and Montreal.

                             ADDITIONAL INFORMATION

Reference is made to the section of our Annual Report for the year ended December 31, 2002 entitled "Management's Discussion and Analysis" and to the section of the accompanying Information Circular entitled "Election of Directors", both of which are incorporated by reference herein.

Additional information, including principal holders of our securities, executive compensation and loans to directors, executive officers and senior officers is contained in the accompanying Information Circular for the Corporation's 2003 Annual Meeting. Additional financial information is provided in our comparative financial statements and management's discussion and analysis for our most recently completed fiscal year, which are contained in our Annual Report for the year ended December 31, 2002.

In addition, we will provide to any person, upon request to the Secretary:

(a) when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a distribution of our securities;

     (i) one copy of our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

     (ii) one copy of our comparative financial statements for our most recently completed fiscal year together with the accompanying report of the auditor and one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed fiscal year;

     (iii) one copy of our Information Circular in respect of our most recent annual meeting of shareholders that involved the election of Directors; and

     (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)  at any other time, one copy of any other documents referred to in (a) (i),
     (ii) and (iii) above, provided we may require the payment of a reasonable charge if the request is made by a person who is not a holder of our securities.

                                    OFFICERS

As at March 15, 2003, the name and municipality of residence of each of the officers of the Corporation, the office held by each and the principal occupation of each during the past five years are as follows:

NAME AND MUNICIPALITY OF RESIDENCE                                 PRINCIPAL OCCUPATION
----------------------------------          -------------------------------------------------------------------
JAN A. OKSUM                                Chairman, Deputy Chief Executive Officer and Senior Vice-President,
Oslo, Norway                                Norske Skogindustrier ASA.

W. THOMAS STEPHENS                          Deputy Chairman.
Greenwood Village, Colorado                 Corporate Director.
                                            Previously, President and Chief Executive Officer, MacMillan Bloedel
                                            Limited.

RUSSELL J. HORNER                           President and Chief Executive Officer.
Vancouver, British Columbia                 Previously, President and Chief Operating Officer; Chief Operating
                                            Officer, Australasia, Fletcher Challenge Paper Division, Fletcher
                                            Challenge Limited.

JAMES E. ARMITAGE                           Senior Vice-President, Sales and Marketing.
Vancouver, British Columbia                 Previously, Senior Vice-President, Newsprint; Vice-President,
                                            Worldwide Newsprint Sales.

JESSE M. BEAMAN                             Senior Vice-President, Operations.
Surrey, British Columbia                    Previously, Vice-President, Crofton Pulp and Paper; Manager,
                                            Crofton Paper. Previously, Vice-President, Eastern Operations,
                                            Building Materials; Vice-President, Business Transformation,
                                            Printing Papers; and General Manager, Alberni Specialties,
                                            MacMillan Bloedel Limited.

W.R. (RON) BUCHHORN                         Vice-President, Human Resources.
West Vancouver, British Columbia            Previously, Vice-President Compensation and Rehabilitation Services,
                                            Workers' Compensation Board of British Columbia.

STUART H. CLUGSTON                          Vice-President, Corporate Affairs.
Vancouver, British Columbia                 Previously, Director, Communication Management.

RALPH LEVERTON                              Vice-President, Finance and Chief Financial Officer.
Surrey, British Columbia                    Previously, Chief Financial Officer, Secretary and Treasurer;
                                            Consultant; President and Chief Operating Officer, Harmac Pacific Inc.;
                                            Vice-President, Finance, Chief Financial Officer and Secretary, Harmac
                                            Pacific Inc.

ROBERT H. LINDSTROM                         Vice-President, Strategy.
Burnaby, British Columbia                   Previously, Vice-President, Supply and Utilities, Pulp Operations;
                                            Director, Strategic Planning, Pulp Operations.

R. SCOTT MCLEAN                             Senior Vice-President, Supply Chain and Information Technology.
West Vancouver, British Columbia            Previously, Vice-President, Supply Chain; Principal Consultant,
                                            PricewaterhouseCoopers LLP.

VALERIE B. SEAGER                           Corporate Secretary and Legal Counsel
Vancouver, British Columbia                 Previously, Vice President and General Counsel, Norigen Communications
                                            Inc.; Partner, Heenan Blaikie

PETER M. STAIGER                            Treasurer.
Vancouver, British Columbia                 Previously, Controller Treasurer; Corporate Controller; and Manager,
                                            Corporate Reporting.

                        SUMMARY OF FINANCIAL INFORMATION

ANNUAL INFORMATION

                                                    YEAR ENDED                                  YEAR ENDED
                                             --------------------------    6 MONTHS ENDED         JUNE 30
                                             DECEMBER 31    DECEMBER 31      DECEMBER 31     ----------------
                                                2002           2001             2000          2000      1999
-------------------------------------------------------------------------------------------------------------
                                                                 (MILLIONS OF DOLLARS)
Net Sales                                      $1,482         $1,389          $  729         $1,253    $1,037
Operating Earnings (Loss)                        (122)            80             108            104       (41)
Net Earnings (Loss)                              (123)            45              83             99        36
Total Assets                                    2,894          3,150           2,721          2,599     2,551
Long Term Debt (Net of Current Portion)           886          1,164             -              -         -
Other Long-Term Debt Obligations                  188            153              90             87        83

                                                      (DOLLARS PER WEIGHTED AVERAGE COMMON SHARE)
Net Earnings (Loss)                             (0.64)          0.32            0.66           0.80      0.29
Dividends Declared                                -             0.30            0.30           0.60      0.60
Dividends Paid                                    -             0.30            0.30           0.60      0.60
-------------------------------------------------------------------------------------------------------------

QUARTERLY INFORMATION

                                                                 YEAR ENDED DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------
                                                           Q1            Q2           Q3          Q4
-----------------------------------------------------------------------------------------------------
                                                                    (MILLIONS OF DOLLARS)
Net Sales                                                 324           360          392         406
Net Earnings (Loss)                                       (42)          (24)         (20)        (37)

                                                         (DOLLARS PER WEIGHTED AVERAGE COMMON SHARE)
Net Earnings (Loss)                                     (0.24)        (0.13)       (0.09)      (0.18)
Dividends Declared                                        -               -            -           -

                                                                          (DOLLARS)
Price Range Per Share                 High               7.60          7.45         7.45        5.67
(The Toronto Stock Exchange)           Low               6.76          6.56         5.10        4.70

                                                                 YEAR ENDED DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------------
                                                           Q1            Q2           Q3          Q4
-----------------------------------------------------------------------------------------------------
                                                                    (MILLIONS OF DOLLARS)
Net Sales                                                 364           290          322         413
Net Earnings (Loss)                                        33             5           19         (12)

                                                         (DOLLARS PER WEIGHTED AVERAGE COMMON SHARE)
Net Earnings (Loss)                                      0.26          0.04         0.13       (0.07)
Dividends Declared                                       0.15          0.15          -           -

                                                                          (DOLLARS)
Price Range Per Share                 High              19.75         19.40        18.80        6.88
(The Toronto Stock Exchange)           Low              15.80         18.00         5.70        5.39

                                                     SIX MONTH FISCAL YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------------------------
                                                                   Q1             Q2
--------------------------------------------------------------------------------------------------
                                                                (MILLIONS OF DOLLARS)
Net Sales                                                        $351           $378
Net Earnings                                                       39             44

                                                     (DOLLARS PER WEIGHTED AVERAGE COMMON SHARE)
Net Earnings                                                     0.31           0.35
Dividends Declared                                               0.15           0.15

                                                                      (DOLLARS)
Price Range Per Share                 High                      18.10          17.00
(The Toronto Stock Exchange)           Low                      14.60          14.35

                                                                   YEAR ENDED JUNE 30, 2000
-----------------------------------------------------------------------------------------------------
                                                           Q1            Q2           Q3          Q4
-----------------------------------------------------------------------------------------------------
                                                                    (MILLIONS OF DOLLARS)
Net Sales                                                $275          $299         $331        $348
Net Earnings                                               10             9           23          57

                                                         (DOLLARS PER WEIGHTED AVERAGE COMMON SHARE)
Net Earnings                                             0.08          0.07         0.19        0.46
Dividends Declared                                       0.15          0.15         0.15        0.15

                                                                          (DOLLARS)
Price Range Per Share                 High              18.50         17.75        18.90       17.80
(The Toronto Stock Exchange)           Low              13.60         14.00        14.80       14.75

Further discussion of our financial results is contained within the Management's Discussion and Analysis section of the Annual Report for the year ended December 31, 2002.


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